WILMERHALE

Philip P. Rossetti

+ 1 617 526 6439 (t)
+ 1 617 526 5000 (f)
phillip.rossetti@wilmerhale.com

May 4, 2007

By EDGAR Submission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  William Bennett

Re:   Starent Networks, Corp.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-141092

Ladies and Gentlemen:

On behalf of Starent Networks, Corp. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 3 is being filed in response to comments contained in the letter dated April 27, 2007 from Michele M. Anderson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ashraf M. Dahod, the Company’s President and Chief Executive Officer.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

On behalf of the Company, we advise you as follows:

Inside front cover page

1.     Revise your proposed artwork to eliminate the industry jargon, including the term “Packet Voice” and the various services or functions appearing under “Product Portfolio.”  To the extent the pictures require significant amounts of text to explain their meaning, then please reconsider the presentation.

Response:         The Company has revised the artwork on the inside front cover of the prospectus in response to this comment.

Prospectus Summary, page 1

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Baltimore    Beijing    Berlin    Boston    Brussels    London    New York    Oxford    Pal Alto    Waltham    Washington

Securities and Exchange Commission                                                                              WILMERHALE
May 4, 2007

2.     Here and throughout the prospectus, clarify the status of the deployment of your ST40 platform and the meaning of “recently introduced.”  Indicate when you can reasonably expect to begin earning revenues from sales associated with the ST40.  If the ST40 is not currently available, then revise the artwork on the inside front cover to remove any references to the platform and related products.

Response:         The Company has revised pages 1, 36, 75 and 76 of the prospectus to clarify that the ST40 is recently announced and that the Company expects that it will be generally available in the third quarter of 2007.  In addition, the Company has revised pages 9 and 36 of the prospectus to clarify when it expects to begin recording revenues relating to the shipments of the ST40.  The Company has also revised the artwork on the inside front cover of the prospectus in response to this comment.

3.     Refer to prior comment five.  The term “solutions” is vague, industry jargon that does not provide investors with any meaningful idea of what you do.  Instead, please revise the summary to delete the term “solutions” and simply refer to your hardware and software products and services when describing your business, and reduce your references to “solutions” throughout the remainder of the prospectus.

Response:         The Company has revised the summary to delete the term “solutions” and has reduced the references to “solutions” throughout the remainder of the prospectus in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operation, page 44

4.     Revise the discussion under “Sales and Marketing” to specifically address the “significant investments” you may be required to make in marketing and sales in order to achieve market penetration for the ST40, as discussed on page 9.  Discuss the potential impact on your results of operations as a result of making these significant investments prior to realizing any actual sales.

Response:         The Company has revised page 9 of the prospectus to clarify that it may be required to incur additional expenses in marketing and sales in advance of actual sales of the ST40 and has added disclosure on page 50 of the prospectus in response to this comment.

Securities and Exchange Commission                                                                              WILMERHALE
May 4, 2007

Liquidity and Capital Resources, page 57

5.     Rather than vaguely referring to the “foreseeable future,” please provide a more detailed discussion of your ability to meet your upcoming cash requirements over both the short terms, i.e., a period of twelve months or less, and the long term.  See Instruction 5 to Item 303(a) of Regulation S-K and Section IV of Release No. 33-8350.  For example, it is unclear from the current disclosure whether management believes that you will need additional financing during the next twelve months for future acquisitions and other aspects of your growth strategy.  Clarify whether management believes the company will have sufficient cash and other financial resources to meet its cash requirements for the next twelve months and beyond.

Response:         The Company has revised page 65 of the prospectus in response to this comment.

In addition to responding to the Staff’s comments contained in the April 27, 2007 letter, the Company has also made changes to the disclosure in the Registration Statement in response to comment 12 contained in the Staff’s letter dated April 5, 2007 as follows.

12.  Also, please expand the discussion of stock compensation on pages 38 through 40 to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response:         The Company has revised pages 44 and 45 of the prospectus in response to this comment.

                            In addition, in order to assist the Staff in its consideration of issues relating to stock-based compensation expenses, the Company is supplementally updating information previously provided to the Staff regarding an anticipated price range for the offering.  At this time, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a price range for the offering. Notwithstanding, in order to facilitate the Staff’s review of the Registration Statement, the Company supplementally and confidentially informs you that the Company currently estimates, based in part on input received from its underwriters, that they currently anticipate a price range of $9.00 to $11.00 per share for the offering (after giving effect to a 2-for-3 reverse stock split that was effected on May 1, 2007), considering information currently available and current market conditions.

Securities and Exchange Commission                                                                              WILMERHALE
May 4, 2007

* * *

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Corey DuFresne of this firm at (617) 526-6039.

Very truly yours,

/s/ Philip P. Rossetti

Philip P. Rossetti

cc:           Ashraf M. Dahod, Starent Networks, Corp.
                Kevin F. Newman, Esq., Starent Networks, Corp.
                Mark G. Borden, Esq., WilmerHale
                Corey C. DuFresne, Esq., WilmerHale
                Adam M. Dinow, Esq., Wilson Sonsini, Goodrich & Rosati